EXHIBIT 99.1

For Immediate Release 20-47-TR	Date:	September 17, 2020

Teck Carmen de Andacollo Switches to Renewable Power

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and The AES Corporation (NYSE: AES) announced today that their Chilean affiliates, Compañía Minera Teck Carmen de Andacollo S.A. ("CdA”) and AES Gener S.A (“AES Gener”), have entered into a long-term power purchase agreement to provide 100% renewable power for Teck’s Carmen de Andacollo Operation in Chile.

Under the agreement, CdA will source 72 Megawatts (MW) (550 GWh/year) from AES Gener’s growing renewable portfolio of wind, solar and hydroelectric energy. The transition to renewable power will replace previous fossil fuel power sources and eliminate approximately 200,000 tonnes of greenhouse gas (GHG) emissions annually, the equivalent to removing over 40,000 passenger vehicles from the road.

“Teck is tackling the global challenge of climate change by reducing the carbon footprint of our operations and working towards our goal of becoming carbon neutral,” said Don Lindsay, President and CEO of Teck. “This agreement takes Teck a step closer to achieving our sustainability goals, while also ensuring a reliable, long-term clean power supply for CdA at a reduced cost to Teck.”

“We are honored to continue working together with Teck to help them progress towards their goal of carbon neutrality,” said Andrés Gluski, AES Corporation President and Chief Executive Officer. “By providing Teck with innovative renewable energy solutions, AES Gener is helping build Chile’s sustainable and reliable grid of the future.”

As part of its updated Sustainability Strategy, Teck has set the goal of being a carbon neutral operator by 2050. In support of that that long-term objective, Teck has established milestone goals including sourcing 100% of all power needs in Chile from renewable power by 2030 and reducing the carbon intensity of operations by 33% by 2030. Teck previously announced an agreement with AES Gener to supply renewable power for the Quebrada Blanca Phase 2 (QB2) project currently under construction. Once effective, more than 50% of QB2’s total operating power needs will be from renewable sources.

The Carmen de Andacollo renewable power arrangement is in effect as of September 1, 2020 and will run through to the end of 2031.

“Switching to clean, renewable power for Carmen de Andacollo is another step forward in our ongoing commitment to responsible resource development across our operations and activities,” said Alejandro Vásquez, Vice President, South America, Teck.

“The contract we have signed with Compañía Minera Teck Carmen de Andacollo constitutes a new step in the execution of our Greentegra strategy. The agreement reflects the excellent relationships we have with our business partners, whom trust AES Gener as their provider of smart, innovative, competitive and sustainable energy solutions”, said AES Gener CEO, Ricardo Falú.

Carmen de Andacollo is a copper mine located in the Coquimbo Region of central Chile, approximately 350 kilometres north of Santiago. Teck owns a 90% interest in the mine. Empresa Nacional de Minería holds the remaining 10%.

Forward-Looking Statements - Teck
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding anticipated annual elimination of GHG emissions; Teck’s goal of being a carbon neutral operator by 2050; Teck’s milestone of sourcing 100% of all power needs in Chile from renewable power by 2030 and reducing the carbon intensity of operations by 33%; and expectation that more than 50% of QB2’s total operating power needs will be from renewable sources.

The forward-looking statements in this release are based on a number of assumptions, including, but not limited to, assumptions regarding the ultimate sources of power under the power arrangements; availability of technology to achieve carbon neutrality on commercially reasonable terms; and availability of sufficient renewable power in Chile on commercially reasonable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, ultimate sources of power under the power arrangements; cost of decarbonization and other climate impact initiatives; lack of availability of carbon neutral technology or renewable power on commercially reasonable terms; failures in performance by contractual counterparties, and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About AES
The AES Corporation (NYSE: AES) is a Fortune 500 global power company.  It provides affordable, sustainable energy to 14 countries through their diverse portfolio of distribution businesses as well as thermal and renewable generation facilities.  Its workforce is committed to operational excellence and meeting the world's changing power needs.  Its 2019 revenues were $10 billion and it owns and manages $34 billion in total assets.  To learn more, please visit www.aes.com.  Follow AES on Twitter @TheAESCorp.

About AES Gener
AES Gener generates and sells electricity in Chile, Colombia, and Argentina with the mission of improving lives by accelerating a safer and greener energy future. The Company operates a total installed capacity of 5,299MW in the region along with an extensive portfolio of renewable energy projects under development. The Company is the largest generator in Chile in 2020, with a diversified portfolio including hydro, wind, solar, energy storage, biomass, gas, and coal-fired power plants.

AES Gener owns and operates 3,615MW in Chile, comprised of 3,068MW of thermoelectric, 271MW of hydroelectric, 110MW of wind, 92MW of solar photovoltaic and 13MW of biomass capacity, in addition to 62MW of battery energy storage systems, seawater desalination plants, transmission lines, and gas pipelines. AES Gener also owns hydroelectric and solar plants in Colombia with a total capacity of 1,041 MW and a combined-cycle natural gas plant in Argentina with an installed capacity of 643 MW.

AES Gener is 66.7% owned by The AES Corporation.

To learn more about AES Gener, please visit www.aesgener.cl/investors
Follow AES Gener on Twitter @AESGener

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Chile Media Contact:
Claudia Raggi
Senior Communications Specialist
+56.2.24645644
Claudia.Raggi@teck.com

AES Media Contact:
Gail Chalef, Senior Manager, Global Press and Media Relations
+1-703-682-6428, office
gail.chalef@aes.com

AES Gener Media Contact:
Karin Niklander, External Communications Manager
+56 996991442
karin.niklander@aes.com

AES Gener Investor Contact:
John Wills, Head of Investor Relations
Johnw.wills@aes.com